United States securities and exchange commission logo





                           March 19, 2021

       Derek Dewan
       Chief Executive Officer
       GEE Group Inc.
       7751 Belfort Parkway, Suite 150
       Jacksonville, Florida 32256

                                                        Re: GEE Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 12,
2021
                                                            File No. 333-254235

       Dear Mr. Dewan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Angela Dowd